UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER RELEASES FIRST QUARTER 2011 RESULTS IN IFRS

HIGHLIGHTS:

•

The firm order backlog totaled US$ 16 billion at the end of the first quarter of 2011 (1Q11), an increase of US$ 400 million over the firm order backlog at the end of 2010, representing approximately three times current annual revenues guidance;

•	During 1Q11, Embraer delivered 20 jets to the commercial aviation market and eight to executive aviation market (six light jets and two large jets);

•	1Q11 Revenues reached US$ 1,055.7 million, and Gross margin achieved 24.3% in 1Q11;

•	EBIT and EBITDA[1] margins were 8.9% and 14.8% in 1Q11 respectively – above the 7.5% guidance and the 11% projection for the year;

•	Net income attributable to Embraer in 1Q11 totaled US$ 105.1 million, higher than the US$ 24.1 million achieved in 1Q10. Earnings per ADS for 1Q11 reached US$ 0.5810;

•	Net cash[2] position totaled US$ 504.9 million.

MAIN FINANCIAL INDICATORS:

	in million of U.S dollars, except % and per share data
IFRS	4Q10	1Q10	1Q11
Revenues	1,970.2	992.0	1,055.7
EBIT	132.4	71.0	94.3
EBIT Margin %	6.7%	7.2%	8.9%
EBITDA	197.2	116.9	156.3
EBITDA Margin %	10.0%	11.8%	14.8%
Net income attributable to Embraer Shareholders	122.7	24.1	105.1
Earnings per share - ADS basic (US$)	0.6782	0.1330	0.5810
Net Cash	691.8	444.2	504.9

[1]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 9.
[2]	Net cash is equal to Cash and cash equivalents plus short-term Financial assets minus short and long-term Loans.

São José dos Campos, May 2, 2011 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2010 (1Q10), December 31, 2010 (4Q10) and March 31, 2011 (1Q11), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

As a result of aircraft deliveries and product mix, 1Q11 Revenues increased to US$ 1,055.7 million when compared to US$ 992 million in 1Q10. During the 1Q11, the contribution of aviation services to the Company’s total Revenue was 15.4%, above the 2010 contribution of approximately 11%. Additionally, Aviation services margins are usually higher than the other business, and during the last quarter its margins were especially higher than usual due to mix of products and services. The higher Revenues, the product mix, and the Company’s on-going efforts to maximize operational efficiencies have also positively contributed to Company’s Gross margin during the 1Q11. The combined effects of these items resulted in a 24.3% Gross margin for 1Q11.

EBIT

EBIT and EBIT margin were US$ 94.3 million and 8.9%, respectively. 1Q11 Operating income margin was higher than the 7.2% margin achieved in 1Q10. It is important to mention that a portion of the operating expenses are Real denominated and the 7.4% appreciation of the average Real to the average US dollar from 1Q10 to 1Q11 impacted those expenses. Research expenses totaled US$ 19.3 million, which, on an annualized basis, would amount US$ 77.2 million, consistent with the Company’s outlook of US$ 90 million for the entire year. Selling expenses reached US$ 94 million, an increase of approximately 10% when compared to 1Q10 expenses mainly driven by the Company’s efforts in expanding its customer support. Administrative expenses for 1Q11 reached US$ 57.2 million and were higher when compared to the US$ 35.1 million for 1Q10. The exchange rate effects already mentioned above, coupled with the adjustment in labor costs of approximately 10%, which took place during the 4Q10, contributed to such increase. Other operating income, net totaled US$ 8.4 million for 1Q11 compared to US$ 0.4 million for 1Q10.

NET INCOME

Net income attributable to Embraer and Earnings per ADS, for 1Q11, were US$ 105.1 million and US$ 0.5810, respectively. The Net margin reached 10%, and was significantly higher when compared to the 2.4% achieved in 1Q10. The improvement in Net margin comes mainly from the Income tax benefit, which contributed positively to Net income during 1Q11. Income tax totaled income of US$ 2.6 million for 1Q11, compared to an expense of US$ 50.1 million in 1Q10. Such difference comes mainly as a result of the appreciation of the Real and its impacts on the Company’s deferred Income tax.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position for the period decreased by US$ 186.9 million, reaching US$ 504.9 million, due to less operating net cash in 1Q11 than in 4Q10. Such decrease in Net cash comes mainly as a consequence of an increase in the Company’s Inventories and Trade accounts receivable.

	in million of U.S.dollars
Balance Sheet Data	(2) 1Q10	(1) 4Q10	(2) 1Q11
Cash and cash equivalents	1,138.4	1,393.1	1,302.5
Financial assets	1,143.8	733.5	716.2
Total cash position	2,282.2	2,126.6	2,018.7
Loans short-term	469.1	72.6	152.8
Loans long-term	1,368.9	1,362.2	1,361.0
Total loans position	1,838.0	1,434.8	1,513.8

Net cash*	444.2	691.8	504.9

*	Net cash = Cash and cash equivalents + short-term Finacial assets - Short and long-term Loans
(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

The Company calculates Free cash flow3 taking into account mainly investments in PP&E, product development expenditures, which are recorded in Intangible assets, and changes in short-term investments (Financial Assets).

	in million of U.S.dollars
IFRS	1Q10	2Q10	3Q10	4Q10	1Q11

Net cash generated by (used) in operating activities	(145.1)	343.3	97.5	578.1	62.1
Financial assets adjustment (1)	150.8	(57.3)	(92.1)	(287.5)	(47.9)
Other assets adjustment (2)	8.0	(22.1)	22.0	19.8	—
Additions to property, plant and equipment	(34.1)	(2.8)	(46.8)	(65.9)	(91.8)
Additions to intangible assets	(39.7)	(41.2)	(46.5)	(51.3)	(48.1)

Free cash flow	(60.1)	219.9	(65.9)	193.2	(125.7)

(1)	Financial assets is adjusted by the unrealized gain (losses) on Financial assets.
(2)	Other assets adjusted correspond mainly of court-mandated escrow deposit and short term marketable securities.

It’s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial assets which do not represent changes in the Company’s net cash position since additions or reductions in Financial Assets reflects changes in the maturity profile of the Company’s short-term investments and, as consequence, does not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial assets.

Additions to PP&E totaled US$ 91.8 million in 1Q11. Total PP&E includes values related to spare parts pool programs, aircraft under lease or available for lease and CAPEX. Of total 1Q11 PP&E, CAPEX amounted to

[3]	Free cash flow is a non-GAAP measure. For more detailed information please refer to page 10.

US$38.8 million. On an annualized basis, CAPEX would amount to US$ 155.2 million, consistent with the US$ 200 million outlook provided by the Company.

During 1Q11, the Company’s total debt increased slightly to US$ 1,513.8 million, compared to US$ 1,434.8 million in 4Q10. Such increase comes primarily as a result of an increase in Short-term loans which reached US$ 152.8 million in 1Q11, compared to US$ 72.6 million in 4Q10 and are connected to the Company’s day to day operating activities. Long-term loans remained stable and totaled US$ 1,361 million in 1Q11.

Considering the Company’s current debt profile, the average loan maturity reached 5.7 years and is in line with the Company’s business cycle. Furthermore, the cost of Dollar denominated loans decreased from 5.9% to 5.6% p.a. and the cost of Real denominated loans remained stable going from at 4.2% to 4.3% p.a. The Adjusted EBITDA to financial expenses (gross) ratio improved in 1Q11, compared to 4Q10, from 6.81 to 7.59, mainly due to the growth in the Company’s EBITDA. As of 1Q11, 26.7% of total debt was denominated in Reais.

The Company’s financial strategy continues to positively contribute to the results of the financial activities and at the end of 1Q11 such contribution totaled US$ 9.4 million.

Embraer’s cash allocation management strategy continues to be the most important tool to mitigate exchange rate risks. In other words, by balancing cash allocation in Reais and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposures. Of total cash in 1Q11, 47% was denominated in Reais.

OPERATIONAL BALANCE SHEET ACCOUNTS

	in million of U.S.dollars
Balance Sheet Data	(2) 1Q10	(1) 4Q10	(2) 1Q11
Trade accounts receivable	450.4	349.3	404.6
Customer and commercial financing	49.4	70.5	56.3
Inventories	2,481.6	2,198.3	2,560.5
Property, plant and equipment	1,135.7	1,201.0	1,258.0
Intangible	729.9	716.3	729.7
Trade accounts payable	655.0	750.2	906.5
Advances from customers	1,224.8	991.6	1,096.9
Total shareholders’ equity	2,900.4	3,131.5	3,197.6

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

Inventories increased by US$ 362.2 million and totaled US$ 2,560.5 million in 1Q11, as the Company expects to experience some growth in the number of deliveries in the following quarters. Furthermore, Trade accounts receivable also increased to US$ 404.6 million. On the other hand, Trade accounts payable grew to US$ 906.5 million and helped partially to offset the negative impact of the increase in Inventories on the Company’s working capital requirements. As a result of improvements in the sales environment, mainly in Commercial aviation, Advances from customers increased by US$ 105.3 million and totaled US$ 1,096.9 million.

Intangible and Property, plant and equipment remained relatively stable and totaled US$ 729.7 million and US$ 1,258 million, respectively. Customer and commercial financing decreased to US$ 56.3 million, as a result of the payment of certain temporary finance structures.

SEGMENT RESULTS

From 1Q11 onwards, the Company will post its Revenue breakdown considering the Commercial aviation, Executive aviation, Defense and Security and Other businesses only. Aviation services revenues will be broken down for each of the business units referred above. Such change better reflects the Company’s strategy and management, because services are intrinsically connected to the Company’s main business units. Nonetheless, given the differences in the market dynamics and margin profile, the Company will continue for now to inform the volume of services included in each segment.

Hence, the 1Q11 Revenues mix by segment varied when compared to 1Q10, as a result of a significantly higher participation from the Commercial aviation segment, which represented 71.2% of Revenues for the period. Consequently, during 1Q11, the Revenues participation from the segments of Defense and Security, Executive Aviation and Others decreased to 16%, 11% and 1.8%, respectively.

Net revenues by segment	(2)		(2)		(2)
	4Q10		1Q10		1Q11
	US$M	%	US$M	%	US$M	%
Commercial Aviation	1,028.5	52.3	611.7	61.7	751.8	71.2
- Commercial Aviation services	88.7		67.6		104.2
Defense and Security Business	272.4	13.8	228.3	23.0	169.3	16.0
- Defense and Security Business services	41.4		39.4		40.4
Executive Aviation	648.9	32.9	131.0	13.2	115.8	11.0
- Executive Aviation services	16.0		15.0		17.9
Others	20.4	1.0	21.0	2.1	18.8	1.8
Total	1,970.2	100.0	992.0	100.0	1,055.7	100.0

(2)	Derived from unaudited financial information.

COMMERCIAL AVIATION

During the first quarter of 2011, the Company delivered 20 commercial jets and sold 44 new E-Jets. The air transport industry continued the 2010 positive trend with increased passenger demand and improved financials. “We are very pleased with the renewed market confidence on our E-Jets family, proving that our product’s flexibility and performance meet airline requirements for better efficiency and profitability.” said Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market.

Deliveries	4Q10	1Q10		1Q11
Commercial Aviation	30	21		20
ERJ 145	2	1		—
EMBRAER 170	1	3	(2)*	1
EMBRAER 175	3	1		2
EMBRAER 190	20	12		11
EMBRAER 195	4	2		6

*	Deliveries identified by parenthesis were aircraft delivered under operating leases.

Some of the main 1Q11 highlights related to the Commercial aviation segment:

•	In January, Dniproavia, from Ukraine, purchased ten EMBRAER 190 jets;

•

In March, three customers made new E-Jets acquisitions: Brazil’s TRIP with four EMBRAER 190s, one was already included in the 4Q10 backlog as an “undisclosed” customer; Italy’s Alitalia took 15 EMBRAER 175s and five additional EMBRAER 190s, the Netherlands’ KLM confirmed five options for the EMBRAER 190, announced in early April.

•	In March, the family of E-Jets operators welcomed Oman Air, from the Sultanate of Oman.

On March 31, 2011, the E-Jets family had 987 firm orders and had delivered 719 jets to nearly 60 airlines in 40 countries across five continents.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 Family	890	—	890	888	2
EMBRAER 170	191	35	226	182	9
EMBRAER 175	189	290	479	135	54
EMBRAER 190	502	335	837	332	170
EMBRAER 195	105	45	150	70	35
E-JETS Family	987	705	1,692	719	268

TOTAL	1,877	705	2,582	1,607	270

The diversified customer base and penetration in all regions of the world are strong confirmations of the E-Jets family efficiency, flexibility and passenger appeal

EXECUTIVE AVIATION

In 1Q11 Executive Aviation delivered a total of six light jets and two large jets. The Company expects that the total revenue guidance for 2011 will be met.

Deliveries	4Q10	1Q10	1Q11
Executive Aviation	61	19	8
Light jets	48	17	6
Large jets	13	2	2

In February, the Legacy 650 large executive jet received certification from the U.S. Federal Aviation Administration (FAA). Such certification completes the major approval cycle, after Brazil’s ANAC (National Civil Aviation Agency) and the European Aviation Safety Agency (EASA) which had already granted their certifications, last October.

In the same month, Embraer announced the opening of its first U.S. aircraft final assembly plant at Melbourne International Airport in Melbourne, Florida. The new 80,000-square-foot hangar and modern paint shop facility is dedicated to the executive jet business in the Company’s largest market, where it will begin operations with the production of the Phenom 100 entry level executive jet.

Over the last months Embraer expanded its network of authorized service centers all around the world, especially in the Asia Pacific region. With almost a dozen new service centers joining its network or increasing their maintenance support coverage for Embraer executive jets, the Company reinforces its commitment to customer service.

DEFENSE AND SECURITY

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; command and control systems and services.

The creation of Embraer Defense and Security in December, 2010, has consolidated Embraer as a main supplier of defense and security solutions for the Brazilian government, as well as for other governments worldwide. In addition to the acquisition of 64.7% of the capital of the radar division of Orbisat announced last March, more recently, at LAAD Defense & Security 2011 show, two other agreements were announced. One with AEL Sistemas, a subsidiary of the Israeli company Elbit Systems, envisaging the evaluation of joint exploration of the unmanned aerial systems (UAS), including the potential creation of a company with majority participation of Embraer Defense and Security. The other agreement was the acquisition of 50% of the capital of Atech Negócios em Tecnologias S.A. This agreement will increase the capacity of these companies for developing products and services in the area of command, control, computer, communications, and intelligence (C4I) systems.

As for modernization programs, the Brazilian Air Force (FAB) signed a contract to modernize 11 additional F-5 jet fighters in continuation of the contract signed in 2000. The test campaigns of the AMX fighters are on-going, with the maiden flight of the first modernized prototype planned for 2012. The A-4 aircraft modernization program is also on schedule with the first updated aircraft scheduled for first flight in 2012. India’s AEW program is also developing as contracted. In February, the first aircraft was presented to representatives of the Indian government. Also during 1Q11, two Super Tucano aircraft were delivered to the Ecuadorian Air Force, bringing total deliveries of this aircraft type to 152. The KC-390 development program is also progressing on schedule with the production of the first prototype expected to start in 2013, followed by first flight in 2014. At the end of 1Q11, 60 purchase intentions for this aircraft had been signed. DRS Training & Control Systems became the first contracted supplier for the Cargo Handling & Control System. ELEB, an Embraer industrial unit, will develop and manufacture the landing gear for the aircraft. More recently two other aerostructure suppliers were selected, the Argentine company FAdeA and the Czech company Aero Vodochody. These agreements reinforced the commitment of Argentina and Czech Republic to acquire six and two KC-390 aircraft respectively.

TOTAL BACKLOG

Embraer’s firm order backlog increased US$ 400 million during the first quarter of the year. As of March 31st the Company’s backlog totaled US$ 16.0 billion. The following chart presents the Company’s backlog evolution through 1Q11.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not a financial measurement of the Company under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

	in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 4Q10	(1) 1Q10	(1) 1Q11
Net Income Attributable to Embraer	330.2	470.3	411.3
Noncontrolling interest	15.2	16.6	13.4
Income tax (expense) income	62.7	(137.1)	10.1
Financial income (expense), net	(17.5)	(25.1)	(13.8)
Foreign exchange gain (loss), net	1.1	74.8	(6.0)
Depreciation and amortization	219.2	233.2	235.2
Adjusted EBITDA	610.9	632.7	650.2

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 4Q10	(1) 1Q10	(1) 1Q11
Total debt to Adjusted EBITDA (i)	2.35	2.91	2.33
Net cash to Adjusted EBITDA (ii)	1.13	0.70	0.78
Total debt to capitalization (iii)	0.31	0.39	0.32
LTM Adjusted EBITDA to financial expense (gross) (iv)	6.81	5.60	7.59
LTM Adjusted EBITDA (v)	610.9	632.7	650.2
LTM Interest and commissions on loans (vi)	89.7	112.9	85.7

(1)	Derived from unaudited financial information.
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial assets, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in the Company’s consolidated Income Statement

IFRS	EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME (in millions of U.S. dollars, except earnings per share)

	Three months ended on	Three months ended on
	(1)	(1)
	31 Dec, 2010	31 Mar, 2010	31 Mar, 2011

REVENUE	1,970.2	992.0	1,055.7

Cost of sales and services	(1,639.6)	(785.4)	(799.3)

Gross profit	330.6	206.6	256.4

OPERATING INCOME ( EXPENSE )
Administrative	(60.6)	(35.1)	(57.2)
Selling	(105.6)	(86.2)	(94.0)
Research	(27.6)	(14.7)	(19.3)
Other operating (expense) income, net	(4.4)	0.4	8.4

OPERATING PROFIT BEFORE FINANCIAL INCOME (EXPENSE)	132.4	71.0	94.3

Financial income (expense), net	2.6	9.9	6.1
Foreign exchange gain (loss), net	(8.2)	(3.8)	3.3

PROFIT BEFORE TAXES ON INCOME	126.8	77.1	103.7

Income tax (expense) income	2.8	(50.1)	2.6

NET INCOME	129.6	27.0	106.3

Attributable to:
Owners of Embraer	122.7	24.1	105.1
Noncontrolling interest	6.9	2.9	1.2

Weighted average number of shares (in thousands)

Basic	723.7	723.7	723.7
Diluted	724.2	723.7	725.0

Earnings per share

Basic	0.1696	0.0333	0.1453
Diluted	0.1694	0.0333	0.1450

Earnings per share - ADS basic (US$)	0.6782	0.1330	0.5810

Earnings per share - ADS diluted (US$)	0.6777	0.1330	0.5799

(1)	Derived from unaudited financial information.

IFRS	EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in million of U.S. dollars)

	Three months ended on
	(1)	(1)	(1)
	31 Dec, 2010	31 Mar, 2010	31 Mar, 2011
Operating activities
Net income	129.6	27.0	106.3
Items not affecting cash and cash equivalents
Depreciation	30.0	26.7	35.0
Amortization	34.8	19.2	27.0
Allowance (reversal) for inventory obsolescence	(29.9)	6.1	10.0
Deferred income tax and social contribution	(11.3)	46.2	(13.8)
Market value adjustment provision	62.3	—	1.2
Accrued interest	(0.5)	(5.8)	1.6
Stock option	1.3	—	2.7
Foreing exchange gain (loss), net	12.3	(3.3)	(11.5)
Residual value guarantee	3.4	0.5	0.1
Other	12.4	0.6	8.7
Changes in assets and liabilities:
Financial assets (2)	276.4	(169.6)	29.5
Collateralized accounts receivable	(40.4)	(56.8)	(56.5)
Customer and commercial financing	(22.6)	3.4	14.2
Inventories	424.9	(55.6)	(371.9)
Other assets	17.3	(35.3)	24.2
Non-recourse and recourse debt	(21.8)	(11.0)	(2.5)
Trade accounts payable	(131.8)	27.9	146.8
Contribution from suppliers	33.1	(5.8)	(7.0)
Advances from customers	(188.9)	58.6	105.7
Taxes and payroll charges payable	34.2	(21.7)	(6.0)
Financial guarantee	(31.3)	(1.8)	(15.3)
Provisions and contingencies	(15.6)	10.2	33.5
Unearned income	0.2	2.8	0.1

Net cash (used in) generated by operating activities	578.1	(137.5)	62.1

Investing activities
Proceeds from sale of property, plant and equipment	0.1	—	0.2
Additions to property, plant and equipment	(65.9)	(34.1)	(91.8)
Additions to intangible assets	(51.3)	(39.7)	(48.1)
Investments in held to maturity securities	(9.3)	(1.6)	1.4

Net cash (used in) investing activities	(126.4)	(75.4)	(138.3)

Financing activities
Repayment of borrowings	(411.2)	(219.3)	(387.9)
Proceeds from borrowings	380.1	30.6	440.7
Dividends and interest on own capital	(84.2)	—	(79.7)

Net cash (used in) generated by financing activities	(115.3)	(188.7)	(26.9)

Effects of exchange rate changes on cash	12.2	(52.4)	12.5

Decrease in cash and cash equivalents	348.7	(454.0)	(90.6)

Cash and cash equivalents at the beginning of the period	1,044.4	1,592.4	1,393.1

Cash and cash equivalents at the end of the period	1,393.1	1,138.4	1,302.5

(1)	Derived from unaudited financial information.
(2)	Include Unrealized (gain) on Finacial assets, 4Q10 (11.1), 1T10 (18.8), 1T11 (18.4).

IFRS	EMBRAER - S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

ASSETS	(1) As of December 31, 2010	(2) As of March 31, 2011
Current assets
Cash and cash equivalents	1,393.1	1,302.5
Financial assets	733.5	716.2
Trade accounts receivable, net	348.6	404.0
Derivative financial instruments	6.8	6.8
Customer and commercial financing	20.4	9.1
Collateralized accounts receivable	11.6	11.9
Inventories	2,193.4	2,555.9
Other assets	275.4	270.3

	4,982.8	5,276.7

Non-current assets
Trade accounts receivable	0.7	0.6
Derivative financial instruments	15.5	13.5
Financial assets	52.1	50.9
Customer and commercial financing	50.1	47.2
Collateralized accounts receivable	526.6	531.6
Inventories	4.9	4.6
Other assets	237.1	244.8
Guarantee deposits	464.8	462.7
Deferred income tax	139.1	139.8
Property, plant and equipment	1,201.0	1,258.0
Intangible assets	716.3	729.7

	3,408.2	3,483.4

TOTAL ASSETS	8,391.0	8,760.1

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

IFRS	EMBRAER - S.A. CONDENSED CONSOLIDATED BALANCE SHEETS (in million of U.S. dollars)

LIABILITIES	(1) As of December 31, 2010	(2) As of March 31, 2011
Current liabilities
Trade accounts payable	750.2	906.5
Loans and financing	72.6	152.8
Non-recourse and recourse debt	111.8	113.2
Other payables	84.4	74.1
Contribution from suppliers	0.9	0.9
Advances from customers	779.4	873.0
Derivative financial instruments	0.8	0.7
Taxes and payroll charges payable	79.5	59.2
Income tax and social contribution	10.0	17.6
Other provisions	309.6	325.8
Provisions for contingencies	7.5	9.6
Dividends	49.4	23.5
Unearned income	132.6	137.0

	2,388.7	2,693.9

Non-current liabilities
Loans and financing	1,362.2	1,361.0
Non-recourse and recourse debt	358.5	354.6
Other payables	27.6	25.1
Contribution from suppliers	16.8	1.8
Advances from customers	212.2	223.9
Derivative financial instruments	1.4	1.7
Taxes and payroll charges payable	453.3	471.8
Deferred income tax and social contribution	11.4	—
Financial guarantee	219.5	204.3
Other provisions	49.7	67.1
Provisions for contingencies	69.3	72.9
Unearned income	88.9	84.4

	2,870.8	2,868.6

TOTAL LIABILITIES	5,259.5	5,562.5

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(183.7)	(183.7)
Revenue reserves	1,759.8	1,763.4
Share-based remuneration	3.4	2.7
Cumulative translation adjustments	10.9	17.8
Retained earnings	—	51.3
	3,028.4	3,089.5
Noncontrolling interest	103.1	108.1

Total company’s shareholders’ equity	3,131.5	3,197.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,391.00	8,760.1

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

INVESTOR RELATIONS

André Gaia, Caio Pinez, Cláudio Massuda, Juliana Villarinho, Luciano Froes and Paulo Ferreira.

(+55 12) 3927-4404, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q11 Results in IFRS on May 3, 2011. The conference call will also be broadcast live over the web at http://ri.embraer.com.br

IFRS / (US GAAP)

Time: 10:30 (SP) / 09:30 (NY)

Telephones:

+1 888 700-0802 (North America)

+1 786 924-6977 (International)

+55 11 4688-6341(Brazil)

Code: Embraer

Replay Number: +55 11 4688-6312

Replay Code: 7911127

ABOUT EMBRAER

Embraer (Embraer S.A. - NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense and security business. The Company also provides after sales support and services to customers worldwide. On March 31, 2011, Embraer had a workforce of 17,253 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled US$ 16.0 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
	Name:	Cynthia Marcondes Ferreira Benedetto
	Title:	Executive Vice-President and Chief Financial Officer